e.spire COMMUNICATIONS, INC.
                              12975 WORLDGATE DRIVE
                             Herndon, Virginia 20710
                              Phone: (703)639-6000
                               Fax: (703) 639-6035

                                  June 15, 2001

VIA EDGAR

      Re: Withdrawal of e.spire Communications, Inc. Registration Statement on Form S-3 (Registration No. 333-51584)

Ladies and Gentlemen:

         We refer to the Registration Statement on Form S-3 (Registration No. 333-51584) (the "REGISTRATION STATEMENT") filed by e.spire Communications, Inc., a Delaware corporation ("e.spire"), on December 11, 2000. On March 22, 2001, e.spire filed for Chapter 11 Bankruptcy Protection in order to facilitate the restructuring of e.spire's capital structure. e.spire anticipates that exiting Chapter 11 would include the issuance of new securities of the newly restructured e.spire and the cancellation of current securities of e.spire. No securities were sold in connection with this offering. e.spire hereby respectfully requests that the Registration Statement be withdrawn in accordance with Rule 477(a) and (c) and Rule 478(c) under the Securities Act of 1933, as amended.

                                    Very truly yours,

                                    e.spire COMMUNICATIONS, INC.

                                    By:      /s/ Bradley E. Sparks
                                            Bradley E. Sparks
                                            Chief Financial Officer